

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 28, 2009

<u>VIA U.S. Mail and Facsimile</u>

John J. Haines
Vice President and Chief Financial Officer
Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana   46714

      Re: **Franklin Electric Co, Inc.**
             Form 10-K for the fiscal year ended January 3, 2009
             Filed March 4, 2009
             Form 10-Q for the quarterly period ended October 3, 2009
             File No. 000-00362

Dear Mr. Haines:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Restructuring Expenses, page 15

1. Regarding the restructuring plans implemented during 2008 and 2009, in future filings please provide quantified disclosure of the expected cost savings from the exit plans and identify the period when you expect to first realize those benefits. For guidance on MD&A disclosures about exit plans, please refer to SAB Topic 5-P.

Item 9A. Controls and Procedures, page 59

2. We note that you refer to "disclosure controls and procedures" as defined in the Exchange Act but that your officers only concluded that disclosure controls and procedures were effective "in bringing to their attention on a timely basis material information relating to the Company to be included in the Company's periodic filings under the Exchange Act." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). This comment also applies to effectiveness conclusions in your quarterly reports.

Exhibits 31.1 and 31.2

3. The certifications pursuant to section 302 of the Sarbanes-Oxley act of 2002 are representations made by the CEO and CFO of the registrant in an individual capacity and not as members of management or officers of the Company. Please revise the certifications in future filings to remove the title from the first sentence of the certifications. Refer to Item 601 of Regulation S-K.

Form 10-Q for the quarterly period ended October 3, 2009

Note 2. Accounting Pronouncements, page 8

4. We note the redeemable non-controlling interest recorded as mezzanine equity on the balance sheet and the disclosure on page 8 that the redeemable non-controlling interest relates to an acquisition-related put option. Please address the following comments regarding the redeemable non-controlling interest in your response and in future filings:

   · Describe the nature and terms of the put option. Also, identify the entity involved.

   · Describe the accounting for the put option and the rationale in GAAP for that accounting.

   · Clarify why the put option is classified in the mezzanine of balance sheet.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John J. Haines
Franklin Electric Co., Inc.
December 28, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer